Mail Stop 0406

      February 15, 2005

Ofer Segev
Chief Financial Officer
Attunity Inc.
40 Audubon Road
Wakefield, Massachusetts 01880

Re:  	Attunity Ltd.
	Amended Form F-3 filed January 20, 2005
      File No. 333-119157


Dear Mr. Segev:

      We have reviewed the above-referenced filing and have the following comments.

Legal Comments
Selling Shareholders, page 17
1. We note that you are providing information in the selling shareholders table as of September 19, 2004. Please note that Item
507 information needs to speak as of the most recent date
practicable.
Exhibits
2. Prior comment 5. We note your response that the One Software Technologies agreement is not material to the Company within the meaning of Item 601(b)(10) of Regulation S-K since it will neither result in a decrease in the reported maintenance and consulting revenues of the Company nor reduce materially the Company`s operating
margin for this activity.   Please advise as to whether you are
"substantially dependent" upon this contract within the meaning of
Item 601(b)(10)(ii)(B) of Regulation S-K.
3. We further note that on January 24, 2005, Attunity entered into
a
Securities Purchase Agreement for the sale of 727,272 of its ordinary
shares and three year warrants, to purchase 290,909 shares at
$2.75
per share to new investors. It appears that this agreement should be filed pursuant to Item 501(b)(4)(v) of Regulation S-K. Please advise. Also, please advise as to the manner in which you were able to secure these "new investors." We may have further comments.

Accounting Comments

4. We note your response to our prior comment number 6 from our letter dated December 22, 2004. In your response you indicated that you began experiencing product development delays during the year 2001 and missed your expected product release date in the fourth quarter of 2002. Supplementally, explain how you considered these factors in assessing the realizability of capitalized development costs for your BPI product as of each balance sheet date from December 31, 2001 through the date the costs were written off. As part of your response, provide copies of the cash flow models or other analyses prepared in connection with each assessment. Explain how the assumptions used in subsequent evaluations compared to the assumptions used at the time you began capitalizing costs in 2000. Refer to SFAS 86, par. 10.
5. With respect to your BPI product, supplementally explain to us why you believe technological feasibility was reached in the second quarter of 2000. As part of your response, describe the activities that had been completed by that time. Additionally, describe the additional activities that required completion prior to the time the product was to be ready for general release. Tell us how the actual amount and timing of these additional activities, and their related costs, compared to projections prepared in connection with the initial design activities. Finally, explain how your determination that technological feasibility had been established met the requirements of SFAS 86, par. 4(a) and the definitions of "product design" and "detail program design" provided in SFAS 86, Appendix C.
6. For software development costs capitalized during 2002, 2003 and
2004, tell us the underlying products to which these costs were attributable. Indicate the status, as of each balance sheet date and currently, of each of the products for which costs were capitalized during the three year period.
7. Supplementally, tell us whether the national office Ernst & Young has reviewed your accounting policies and procedures with respect to activities within the scope of SFAS 86. Address your policies with respect to the initial capitalization of costs and the subsequent amortization and impairment testing of capitalized costs.
Closing


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and *the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions should be directed to David Edgar at (202) 942-
2806 or Brad Skinner at (202) 942-1922. Questions regarding legal issues should be directed to Loryn Zerner at (202) 942-1910. If you need additional assistance you may contact Tangela S. Richter at
(202) 942-1837 or me at (202) 942-1800.
								Sincerely,


								Barbara C. Jacobs
								Assistant Director




cc:	via facsimile: Steven J. Glusband, Esq.
	Carter Ledyard & Milburn LLP
	212-732-3232

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Attunity Ltd.
February 15, 2005
Page 3